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                                                                       EXHIBIT 1

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BREAKWATER RESOURCES LTD.
95 WELLINGTON STREET WEST, SUITE 2000
TORONTO, ONT., M5J 2N7
                                                             Tel: (416) 363-4798
                                                             Fax: (416) 363-1315
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MEDIA RELEASE

                    BREAKWATER INCREASES RESERVES AT LANGLOIS

MAY 22, 2003... (BWR - TSX)


Breakwater Resources Ltd. announces a 25 percent increase in mineral reserves in Zone 97 at its Langlois Mine, located in northwestern Quebec. This represents a total 14.5 percent increase in the total reserves for the mine and adds a further year's production to the expected life of the mine. The objective of the in-fill drill program was to further delineate and upgrade mineral resources to mineral reserves in Zone 97, both above 6 level and below 13 level. In total, the mineral reserves for Zone 97 have increased by 419,600 tonnes, at a grade of
8.1 percent zinc, 1.7 percent copper, 46.9 grams of silver per tonne and 0.1 grams of gold per tonne.

The mineral resources and reserves for the Langlois Mine occur within three separate zones, Zones 97 and 3, which host the majority of the resources and reserves, and Zone 4. The resources and reserves for Zones 3 and 4 have not changed. The mineral resources and reserves for Zone 97 have been prepared by SRK in accordance with "CIM Standards on Mineral Resources and Reserves:
Definitions and Guidelines" (August 2000).

                   TABLE I - SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES FOR THE LANGLOIS MINE

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                                                 01 MAY, 2003                          31 DECEMBER, 2002
                                      TONNES      ZN      CU       AU     AG    TONNES     ZN       CU      AU      AG
                                      (000S)     (%)     (%)      g/t    g/t    (000S)    (%)      (%)     g/t     g/t
----------------------------------------------------------------------------------------------------------------------
Proven and Probable Reserves          3,323      10.8    0.8      0.1     52    2,903     11.2     0.7     0.1      53
Measured and Indicated Resources      4,981      11.2    0.8      0.1     54    4,862     11.0     0.7     0.1      53
Inferred Resources                    1,254       9.7    0.5      0.1     40    1,547      8.1     0.5     0.1      37
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Measured and Indicated Resources include Proven and Probable Reserves

The drill program was initiated during the fourth quarter of 2002 with financial assistance of $225,000 provided by the Ministry of Natural Resources (MRN) of Quebec. To the end of April 2003, 28 holes totaling 11,511 metres had been drilled as detailed in the following table titled Langlois Mine - 97 Zone Diamond Drill Results. The drilling to date has cost $838,000.

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

                                   Langlois Mine - 97 Zone Diamond Drill Results

      --------------------------------------------------------------------------------------------------
                                               FROM     TO       TRUE       ZINC     COPPER     SILVER
      DRILL HOLE         AZIMUTH     DIP       (m)     (m)     WIDTH (m)     (%)      (%)       (g/t)
      --------------------------------------------------------------------------------------------------
      Above 6 Level
      -------------
      9-559A*            360o        +63o     221.0    227.9     3.0         33.3     3.1       176.9
      9-560              014o        +69o     209.3    215.0     3.0          7.3     0.3        28.0
      9-561*             333o        +69o     203.6    217.5     6.4          2.0       -        14.8
      9-562*             330o        +63o     202.0    213.0     4.4          2.6       -        36.0
      Below 13 Level
      --------------
      9-563*             343o        - 62o    264.4    271.1     3.0          6.9     0.2        25.9
      9-564*             355o        - 60o    298.4    307.6     4.4         14.7     0.2        40.3
      9-565*             342o        - 61o    261.4    268.3     3.2         15.0     1.4        86.7
      9-566*             344o        - 64o    305.9    313.2     3.0         18.2     0.2        39.6
      9-567*             357o        - 72o    480.0    489.7     3.0          8.6     1.1        90.4
      9-567A*            005o        - 65o    408.8    415.7     3.0         12.5     1.0        53.5
      9-568              009o        - 70o    359.0    374.0     6.3         17.7     1.0        52.9
      9-569              011o        - 69o    286.3    292.2     3.0         22.9     9.0       311.2
      9-570              011o        - 74o    483.7    495.8     4.1          8.3     0.5        60.6
      9-571              015o        - 73o    342.6    351.0     3.7          8.2     0.8        50.0
      9-572              002o        - 66o    412.5    424.5     6.8         14.5     1.1        28.7
      9-574              004o        - 63o    327.8    335.6     3.0         17.2     5.6       139.1
      9-575              352o        - 67o    414.2    419.7     3.0         15.0     0.1        16.7
      9-576              016o        - 57o    308.0    312.7     3.0         22.2     3.3       129.0
      9-577              015o        - 59o    323.1    328.0     3.0          7.1     2.2        59.4
      9-579              019o        - 60o    363.6    368.9     3.0          4.6     2.7        64.3
      9-580              034o        - 65o    543.5    551.2     3.0          4.7     0.3        21.2
      9-581              015o        - 73o    394.4    404.5     3.0          9.8     0.4        67.4
      9-582              335o        - 70o    298.0    310.4     5.3          4.1     0.1        30.5
      9-583A             022o        - 71o    344.7    352.5     3.0         13.1     1.8        58.7
      9-584A             013o        - 71o    310.3    317.0     3.0          6.7     1.9        78.3
      9-585              017o        - 65o    395.8    404.2     4.4          9.9     2.6        65.8
      9-587              030o        - 62o    443.0    451.0     4.2          6.2     2.0        48.1
      9-588A             034o        - 61o    444.0    450.7     3.0          1.7     2.1        48.2
      --------------------------------------------------------------------------------------------------
* Previously reported on February 12, 2003

A longitudinal illustration that details the location of the drill results presented in this press release follows the release or please visit http://files.newswire.ca/275/longitudinalmap.pdf.

The Langlois Mine was placed on care-and-maintenance in 2001 pending the resolution of an ore pass problem and an improvement in the price of zinc. A feasibility study to reopen the Langlois Mine including a technical resolution for the ore pass was conducted by SRK in August 2001, following an extensive drilling program. The feasibility study indicated a net pre-tax cash flow of $60.9 million based on a zinc price of US$0.50 per pound, a copper price of US$0.80 per pound and a silver price of US$5.00 per ounce. The internal rate of return was 24.0 percent and the NPV at 8.0 percent was $26.4 million. The SRK feasibility study can be accessed at www.sedar.com by advancing to Breakwater's public documents or by accessing Breakwater's press release dated September 13, 2001.

The project economics are sensitive to the price of zinc. A 10 percent change in the zinc price produces a change of $28.5 million in net pre-tax cash flow. A decision to reopen the Langlois Mine awaits improvement in the price of zinc and the necessary financing.

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Now that the diamond drill program is complete and the mineral resources and reserves have been re-estimated, SRK will update the feasibility study to include the new mineral reserves. The study is expected to be completed during the second quarter of 2003.

The mineral resources and reserves for Zone 97 have been re-estimated by Michael Michaud, P.Geo. of SRK Consulting (SRK), an independent geological consulting firm, incorporating the latest drill results from the most recent drill program. All Langlois drill core is BQ diameter and is logged at the Langlois Mine under the supervision of Denis Vaillancourt (registered with the Ordre des Geologue du Quebec No 410), a senior project geologist of Breakwater Resources Ltd. Mr. Vaillancourt is also a Qualified Person as defined in National Instrument 43-101.

Breakwater has an extensive QA/QC program in effect consisting of sample blanks, standards and duplicates. The drill core is sawed in half with one half sent to Techni-Lab S.G.B. Abitibi Inc. of St-Germaine de Boule, Quebec, a commercial laboratory and the other half retained for future reference. The core samples are dried in an oven and then crushed to minus 1/8 inch. From this, a 200 to 300 gram portion is pulverized to 80 percent passing 200 mesh and homogenized. The analysis is carried out by adding nitric and hydrochloric acid to the pulverized pulp and then determining the concentration of the solution by Atomic Absorption Spectroscopy.

This press release contains certain forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risk and uncertainties are disclosed under the heading "Risk Factors" in the Corporation's Annual Report on Form 20-F filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

Breakwater Resources Ltd. is a mineral resource company engaged in the acquisition, exploration, development and mining of base metal and precious metal deposits in the Americas and North Africa. Breakwater has four producing zinc mines: the Bouchard-Hebert mine in Quebec, Canada; the Bougrine mine in Tunisia; the El Mochito mine in Honduras; and the El Toqui mine in Chile.

For further information please contact:


------------------------------------- ---------------------------------
COLIN K. BENNER                        TORBEN JENSEN
------------------------------------- ---------------------------------
President and                          Manager of Engineering and
------------------------------------- ---------------------------------
Chief Executive Officer                North American Exploration
------------------------------------- ---------------------------------
(416) 363-4798 Ext. 269               (416) 363-4798 Ext. 232
------------------------------------- ---------------------------------

Email: investorinfo@breakwater.ca                Website: www.breakwater.ca

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   BREAKWATER RESOURCES LTD.
        LANGLOIS MINE
LONGITUDINAL SECTION - ZONE 97
          MAY 2003
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